Exhibit 99.01

GRANDE WEST RECEIVES VICINITY ORDERS FOR ESTIMATED $40M CAD

Vancouver, British Columbia – Grande West Transportation Group Inc. (TSXV: BUS) (OTC PINK: GWTNF) – February 7th, 2020: (“Grande West” or the “Company”), a Canadian manufacturer of mid-sized multi-purpose transit vehicles for sale in Canada and the United States, announced today that it has received a new contract from its exclusive US distributor, Atlanta-based Alliance Bus Group (“ABG”) for new bus orders with a value of approximately $40M CAD.

The contract was signed February 6th and Grande West expects to record revenue and deliver the Purpose-Built Vicinity Buses within the 2020 calendar year. The new buses will replace an old fleet currently operating throughout multiple locations in the USA with a world-class business and bus operator.

“It is with great pride that we will supply our Vicinity buses to such a large organization,” stated William Trainer, CEO and President of Grande West Transportation. “This contract represents a significant milestone for the Company, where our Vicinity bus has been vetted at the highest level from the agency and its bus operations division to meet and exceed the most stringent quality and safety standards. An order of this size demonstrates US market acceptance and confidence in our Vicinity bus.”

About Grande West Transportation Group

Grande West Transportation is a Canadian company that designs and engineers mid-size multi-purpose transit vehicles for public and commercial enterprises. Grande West utilizes world-class manufacturing partners to produce the Purpose-Built Vicinity bus available in clean diesel, gas and CNG drive systems. An electric propulsion drive system is currently under development.

The Company has been successful in supplying Canadian municipal transportation agencies and private operators with new buses. Grande West is compliant to Buy America certification, and along with Alliance Bus Group, its exclusive US distributor, they are actively pursuing opportunities in public and private transit fleet operations that would benefit from Grande West’s vehicles.

For further information please contact:

Grande West Transportation

Mr. William Trainer

CEO & President

Ph: 604-288-8043

IR@grandewest.com

www.grandewest.com

Neither the TSX-V nor its Regulation Service Provider accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, including without limitation are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Grande West’s expectations include uncertainties relating to the receipt of final approval from the TSX-V; and other risk and uncertainties disclosed in Grande West’s reports and documents filed with applicable securities regulatory authorities from time to time. Grande West’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Grande West assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.